Nautilus Minerals Inc.
(an exploration stage company)

Consolidated Financial Statements
For the years ended December 31, 2014 and
December 31, 2013
(Expressed in US Dollars)

MANAGEMENT’S RESPONSIBIILTY FOR FINANCIAL REPORTING

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the President and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian securities regulations. We, as President and Chief Financial Officer, will certify our annual filings with the CSA as required in Canada by National Instrument 52-109.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; examines the fees and expense for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with the Audit Committee to discuss their audit work, the Company’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders.

Signed: “Michael Johnston”	Signed: “Shontel Norgate”

President and Chief Executive Officer	Chief Financial Officer

March 30, 2015

Independent Auditor’s Report

To the Shareholders of Nautilus Minerals Inc.

We have audited the accompanying consolidated financial statements of Nautilus Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform our audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Nautilus Minerals Inc. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Nautilus Minerals Inc.
Consolidated Statements of Financial Position
(expressed in US Dollars)

	December 31,	December 31,
	2014	2013
	$	$
ASSETS

Current assets
Cash and cash equivalents (Note 5)	118,770,134	40,617,963
Prepaid expenses and advances	766,226	558,677
	119,536,360	41,176,640

Non-current assets
Restricted cash (Note 9)	595,952	658,323
Property, plant and equipment (Note 11)	177,699,461	198,533,059
Exploration and evaluation assets (Note 10)	41,735,818	43,448,448
	220,031,231	242,639,830

TOTAL ASSETS	339,567,591	283,816,470

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 6)	7,414,236	5,117,410
Project partner contribution (Note 7)	10,733,912	-
Provision for employee entitlements	743,035	-
	18,891,183	5,117,410
Non-current liabilities
Accounts payable and accrued liabilities (Note 6)	4,570,655	8,896,457
Project partner contribution (Note 7)	60,172,942	-
Joint venture contribution	-	1,797,081
Provision for employee entitlements	402,480	-
	65,146,077	10,693,538

TOTAL LIABILITIES	84,037,260	15,810,948

Equity
Share Capital (Note 13)	514,149,818	514,123,985
Contributed Surplus	48,896,679	47,647,463
Deficit	(307,516,166)	(293,765,926)
Total Equity	255,530,331	268,005,522
TOTAL LIABILITIES AND EQUITY	339,567,591	283,816,470

Approved by the Board of Directors

Signed: “Russell Debney”	Signed: “Cynthia Thomas”

Russell Debney	Cynthia Thomas

The accompanying notes are an integral part of these consolidated financial statements

Nautilus Minerals Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

	December 31,	December 31,
	2014	2013
	$	$
Operating expenses

Exploration (Note 15)	3,581,282	4,884,141
General and administration (Note 16)	11,351,167	13,062,673
Corporate social responsibility	974,949	1,433,424
Technology	313,759	341,945
Development	2,764,730	796,656
Foreign exchange (gains)/losses	9,355	2,810,639
Operating loss	18,995,242	23,329,478

Security Deposit Expensed (Note 17)	10,000,000	-
Interest income	(207,049)	(404,909)
Rent and other income (Note 18)	(15,037,953)	(584,895)
Loss and comprehensive loss for the year	13,750,240	22,339,674

Weighted average number of shares outstanding, basic and diluted	442,263,742	350,074,988

Loss per share
Basic and diluted	0.03	0.06

The accompanying notes are an integral part of these consolidated financial statements.

Nautilus Minerals Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

	December 31,	December 31,
	2014	2013
	$	$
Operating activities
Loss for the year	(13,750,240)	(22,339,674)
Adjustments for:
Depreciation and amortization	1,194,460	1,187,050
Unrealized foreign exchange losses/(gains)	39,425	2,801,167
Share-based payments	1,259,192	1,109,669
Security deposit expensed (Note 17)	10,000,000	-

Changes in non-cash working capital
Prepaid expenses and advances	(207,549)	117,314
Accounts payable and accrued liabilities	(208,062)	1,200,324
Net cash used in operating activities	(1,672,774)	(15,924,150)

Investing activities
Restricted cash	62,371	1,661,340
Purchase of plant and equipment	(12,235,806)	(34,155,001)
Exploration and evaluation assets	(3,169,800)	(2,679,591)
Joint Venture contribution (Note 12)	35,772,992	-
Security deposit expensed (Note 17)	(10,000,000)	-
Net cash generated from (used) in investing activities	10,429,757	(35,173,252)

Financing activities
Prepaid joint venture contribution	69,418,756	-
Issuance of shares for cash - net of issue costs	15,857	36,710,066
Net cash generated from financing activities	69,434,613	36,710,066

Effect of exchange rate changes on cash and cash equivalents	(39,425)	(2,801,166)

Increase in cash and cash equivalents	78,152,171	(17,188,502)

Cash and cash equivalents - Beginning of year	40,617,963	57,806,465
Cash and cash equivalents - End of year (Note 5)	118,770,134	40,617,963

The accompanying notes are an integral part of these consolidated financial statements.

Nautilus Minerals Inc.
Consolidated Statements of Changes in Equity
(expressed in US Dollars)

	Share capital		Contributed	Deficit	Total
	Number of	Amount	Surplus		equity
	shares
		$	$	$	$
Balance January 1, 2013	236,947,865	477,413,919	46,537,794	(271,426,252)	252,525,461

Exercise of shares through rights issue	200,000,000	36,710,066	-	-	36,710,066

Issue of shares in Share Loan Plan	3,825,000	-	-	-	-

Share-based payments	-	-	1,109,669	-	1,109,669

Loss and comprehensive loss for the year	-	-		(22,339,674)	(22,339,674)

Balance December 31, 2013	440,772,865	514,123,985	47,647,463	(293,765,926)	268,005,522

Exercise of share options	80,000	15,857			15,857

Share-based payments	-	-	1,259,192	-	1,259,192

Transfer of value on exercise of share options		9,976	(9,976)		-

Issue of shares in Share Loan Plan	4,450,000	-	-	-	-

Loss for the period	-	-	-	(13,750,240)	(13,750,240)

Balance December 31, 2014	445,302,865	514,149,818	48,896,679	(307,516,166)	255,530,331

The accompanying notes are an integral part of these consolidated financial statements.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

1	Corporate Information

Nature of Operations

Nautilus Minerals Inc. (the “Company”, “Nautilus” or “NMI”) is a company whose common shares are listed on the Toronto Stock Exchange and quoted on OTCQX International.

Nautilus is engaged in the exploration and development of the ocean floor for copper and gold rich seafloor massive sulphide deposits and for manganese, nickel, copper and cobalt nodule deposits. To date the Company has not earned any revenues from operations and is considered to be in the exploration stage. The Company has one segment being mineral property exploration in Australasia. The exploration activity involves the search for deepwater copper and gold rich seafloor massive sulphides in the western Pacific Ocean and nodule deposits in the eastern Pacific Ocean. The Company’s main focus is to create shareholder value by demonstrating the seafloor production system and establishing a pipeline of development projects to maximize the value of mineral licenses and exploration applications that Nautilus holds in various locations in the Pacific Ocean. The Company's principal project is the Solwara 1 Project in Papua New Guinea (PNG) in the Bismarck Sea. The proposed principal operations of the Company subject to permitting will be the extraction of copper, zinc, gold and silver deposits where there are economically viable discoveries.

The Company’s consolidated financial statements and those of its controlled subsidiaries (“consolidated financial statements”) are presented in US Dollars.

Nautilus is a company incorporated in British Columbia, Canada. The registered office, head office and principal offices of the Company are located at:

Registered Office (Vancouver, Canada)	Head Office (Vancouver, Canada)
Nautilus Minerals Inc.	Nautilus Minerals Inc.
Floor 10	Suite 1400
595 Howe St	400 Burrard Street
Vancouver, BC, V6C 2T5	Vancouver, BC, V6C 3A6
Canada	Canada

Corporate Office (Toronto, Canada)	Operations (Brisbane, Australia)
Nautilus Minerals Inc.	Nautilus Minerals Inc.
Suite 1702, 141 Adelaide Street West	Level 7, 303 Coronation Drive
Toronto, Ontario M5H 3L5	Milton Queensland, Australia 4064
Canada

2	State of PNG’s participation in Solwara 1 Project and Liquidity Risk

State of PNG Participation in Solwara 1 Project

On April 24, 2014, the Company announced that it and the Independent State of Papua New Guinea (State) had signed the PNG Equity Agreement, enabling the Solwara 1 Project to move forward toward production with the full support of the State.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

Under the PNG Equity Agreement, the State has taken an initial 15% interest in the Solwara 1 Project, with an option to take up to a further 15% interest within 12 months of the PNG Equity Agreement becoming unconditional. On April 24, 2014, the State paid Nautilus a non-refundable deposit for its initial 15% interest of US$7,000,000 on the date the PNG Equity Agreement was executed.

The PNG Equity Agreement was conditional upon the State, (through its nominee Eda Kopa (Solwara) Limited (“Eda Kopa”), a subsidiary of Petromin PNG Holdings Limited), securing by July 31, 2014, the funding for the State nominee’s15% share of the capital required to complete the development phase of the project up to first production, being US$113,000,000 (excluding the non-refundable deposit), and was to be placed in escrow until Nautilus satisfied the conditions for their release. The PNG Equity Agreement provided further that the funds would be released to Nautilus, and an unincorporated joint venture between the parties for the ongoing operation of the project formed, if within 6 months of the funds being placed in escrow Nautilus secured the charter of a Production Support Vessel and certain intellectual property rights. After first production, the State’s nominee is required to contribute funds in proportion to its interest.

On May 9, 2014, the State’s nominee, Eda Kopa, placed US$113,000,000 into escrow, representing the balance of the funding for Eda Kopa’s 15% share of the capital required to complete the development phase of the Solwara 1 Project up to first production.

On October 22, 2014, the Company satisfied one of the conditions precedent to completion of the PNG Equity Agreement, by securing certain intellectual property rights.

On November 6, 2014, the Company entered into an agreement for the charter of a Production Support Vessel (“PSV”) to be first deployed for use at the Solwara 1 Project. Marine Assets Corporation (“MAC”), a marine solutions company based in Dubai specializing in the delivery of new build support vessels for the offshore industry, will own and provide the marine management of the vessel. The vessel will be chartered to Nautilus for a minimum period of five years at a rate of US$199,910 per day, with options to either extend the charter or purchase the vessel at the end of the five year period.

Under the terms of the arrangement, MAC entered into a shipbuilding contract (the “Shipbuilding Contract”) with Fujian Mawei Shipbuilding Ltd. to design and construct the PSV in accordance with Nautilus' specifications and paid the first installment of the purchase price in November 2014, in accordance with the Shipbuilding Contract.

On December 11, 2014, in accordance with the PNG Equity Agreement, the sum of US$113,000,000 million was released from escrow to Nautilus and the unincorporated joint venture between Nautilus and the State’s Nominee (Eda Kopa) in respect of the Solwara 1 Project was formed (the “Solwara 1 JV”). The Solwara 1 JV is governed by the Joint Venture Agreement among the parties to the PNG Equity Agreement.

Also in accordance with the PNG Equity Agreement, as a result of completion of the condition subsequent, the arbitration between the parties in respect of the State Equity Option Agreement dated March 29, 2014 was terminated.

Liquidity Risk

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

The Company has no source of revenue and has significant cash requirements to be able to meet its administrative overhead and maintain its property interests. In order to be able to complete the ongoing sub-sea equipment construction contracts and advance the development of its mineral property interests, the Company will need to raise additional funding. Until that time, certain discretionary expenditures may be deferred and measures to reduce operating costs may be taken in order to preserve working capital. The last capital raise completed by the Company was a rights offering for net proceeds of $36.7 million which was completed on June 11, 2013.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

3	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

3.1	Basis of measurement

The consolidated financial statements of Nautilus Minerals Inc. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the financial assets and financial liabilities at fair value through profit or loss.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2014, and were approved as of March 30, 2015, the date the Board of Directors approved the statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.16.

3.2	Consolidation

The financial statements of the Company consolidate the accounts of Nautilus Minerals Inc and its subsidiaries. All intercompany transactions, balances and any unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Subsidiaries are all entities (including structured entities) over which Nautilus Minerals Inc has control. We control an entity when we are exposed to, or have rights to, variable returns from its involvement with the entity and have the ability to affect those returns through our power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date which control is transferred to us until the date that control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These consolidated financial statements include the accounts of the Company which is incorporated in Canada and all of its subsidiaries. The Company’s significant subsidiaries include Nautilus Minerals Niugini Limited (Papua New Guinea), Nautilus Minerals Pacific Proprietary Limited (Australia), Nautilus Minerals (Tonga) #1 Limited, Tonga Offshore Mining Limited (Tonga), Nautilus Minerals Singapore Limited and Koloa Moana Resources Inc (Canada), all of which are wholly owned subsidiaries.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

3.3	Foreign currency translation

a)	Functional and presentational currency

The consolidated financial statements are presented in United States Dollars, which is the functional and presentational currency of Nautilus Minerals Inc. Items included in the financial statements of each consolidated entity in the Nautilus Minerals group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency for all significant entities within the consolidated group is United States Dollars.

b)	Transactions and balances

Foreign currency transactions are accounted for at the rates of exchange at the date of the transaction. Monetary assets and liabilities are translated at year-end exchange rates. Gains and losses arising on settlement of such transactions and from the translation of foreign currency monetary assets and liabilities are recognized in the statement of loss.

3.4	Cash and cash equivalents

The Company considers cash and cash equivalents to comprise amounts held in banks and highly liquid investments with maturities at time of purchase of 90 days or less.

3.5	Financial assets

a)	Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. All of the Company’s financial assets are currently classified as loans and receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise restricted cash and cash and cash equivalents. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

b)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognises an impairment loss as the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

3.6	Property, plant and equipment

Equipment is recorded at cost less accumulated depreciation. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

Depreciation is calculated over the estimated useful life of the assets on a straight-line basis as follows:

Estimated useful life
(in years)
Leasehold improvements	3
Plant and equipment	3 – 15
Office equipment	1 – 20
Motor vehicles	6 - 8

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

3.7	Exploration and evaluation assets

All costs directly related to the acquisition of rights to explore for minerals are capitalized.

Once the right to explore has been obtained, the Company will incur exploration and evaluation expenditures to advance an area of interest. Such expenditures include:

•	Exploratory drilling;
•	Geological, geochemical and geophysical studies;
•	Sampling;
•	The depreciation of equipment used in the above activities, and
•	Activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources.

The Company expenses all exploration and evaluation expenditures until management conclude that a future economic benefit is more likely than not to be realized. In evaluating if expenditures meet this criterion to be capitalized, management considers the following:

•	The extent to which reserves or resources, as defined in National Instrument 43-101 have been identified in relation to the project in question;
•	The status of cost assessments or scoping studies;
•	The status of environmental permits, and
•	The status of mining leases or permits.

Once the Company considers that a future economic benefit is more likely than not to be realized from an area of interest, all subsequent costs directly relating to the advancement of the related area of interest are capitalized. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property and are recorded within ‘exploration and development assets’ at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase because the asset is not available for use. When the Company considers that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, capitalized exploration and evaluation costs are reclassified to mineral properties.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

3.8	Joint Arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are typically classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Under the terms of the unincorporated joint venture agreement between the Company and the State Nominee, Nautilus and the State Nominee each beneficially own, 85% and 15% respectively, of the Solwara 1 project and the subsea equipment tools. They are tenants in common in proportion to their ownership interest.

Accordingly, the Company records its 85% interest in the assets and liabilities and income and expenses of the unincorporated joint venture in the consolidated financial statements. The impact of this is similar to proportionate consolidation.

3.9	Impairment of non-financial assets

Property, plant and equipment, and mineral properties are considered for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If an impairment indicator is identified, the asset’s recoverable amount is calculated and compared to the carrying amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Fair value is determined as the amount that would be obtained by the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated cash flows expected to arise from the continued use of the asset, including any expansion projects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of CGUs, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

3.10	Share based payments

The cost of equity-settled and cash settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the relevant vesting period.

The company grants either stock options or loan shares as remuneration for directors and as a part of a long term incentive plan for certain employees. Where the shared based payment is for remuneration they generally vest over 2.5 years (20% every six months) and expire after three years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Where the share based payment is as part of a long term incentive plan they generally vest in a single tranche 2.5 years from issue and expire after 3.5 years. In both instances the fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

At each period end, before vesting, the cumulative expense is calculated based on management’s best estimate of the number of equity instruments that will ultimately vest. The movement in this cumulative expense is recognised in the income statement, with a corresponding entry in equity.

The proceeds from the exercise of stock options in addition to the carrying value attributable to those options exercised are recorded as share capital.

3.11	Employee Benefits

a)	Annual Leave

The liability for accrued annual leave is recognised in respect of employees’ services up to the end of the reporting period and is measured at the amounts expected to be paid when the liability is settled. All liabilities recognised in respect of annual leave are classified as current given the Company does not have an unconditional right to defer settlement of these amounts.

b)	Long Service Leave

The provision for long service leave is measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using an appropriate risk-free rate at the end of the reporting period, giving consideration to the terms and currencies that match, as closely as possible to the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit and loss.

Where the Company does not have an unconditional right to defer settlement for at least the next twelve months, regardless of when the actual settlement is to occur, the liability is recognised as current, with all other amounts recognised as non-current.

3.12	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.13	Income tax

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is measured at tax rates that are expected to apply in periods in which the temporary differences reverse based on tax rates and law enacted or substantively enacted at the balance sheet date.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3.14	Share capital

Incremental external costs directly attributable to the issue of new common shares are deducted from share capital.

3.15	Loss per share

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion or exercise of securities only when such conversion or exercise would have a dilutive effect on earnings per share. The dilutive effect of outstanding stock options and their equivalents is reflected in diluted earnings per share by application of the treasury stock method which assumes that any proceeds from the exercise of share options would be used to purchase common shares at the average market price during the period. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options are not included in the computation of diluted per share amounts because the result would be anti-dilutive.

3.16	Significant accounting judgements and estimates

The preparation of the financial statements in conformity of IFRS requires the use of judgements and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgements and estimates is contained in the accounting policies and notes to the financial statements.

The area of judgement that has the most significant effect on the amounts recognised in these consolidated financial statements is the review of asset carrying values and impairment assessment.

In considering whether any impairment indicators occurred in respect of the Company’s long lived assets as at December 31, 2014, management took into account a number of factors such as metal prices, projected costs to operate equipment, availability and costs of finance, cost and state of completion of subsea equipment construction, exploration successes in other areas, the existence and terms of binding off-take agreements and the Company’s market capitalization compared to its net asset value. Management has concluded, based on this analysis that no impairment was required to be recognized at December 31, 2014 in respect of the Solwara 1 project and the subsea equipment currently under construction.

4	Changes in accounting policy and disclosures

New and amended standards adopted by the Company

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2014 that would be expected to have a material impact on the Company.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

IAS 36, ‘Impairment of assets’ was amended to clarify disclosure requirements when a recoverable amount is determined based on FVLCTD. The amendment was effective for annual periods beginning on January 1, 2014 and we have adopted the amendment and it did not have any material impact on the financial statements.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after July 1, 2014. The company has reviewed the disclosure requirements of changes in IFRS 8 ‘Operating Segments’, IFRS 9 ‘Financial Instruments: Classification and Measurement’ (effective January 1, 2018) and IFRS 7 ‘Financial Instruments: Disclosure’ (effective January 1, 2018), however this does not currently require any changes to disclosures within the financial statements of the Company.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

5	Cash and cash equivalents

	December 31,	December 31,
	2014	2013
	$	$

Cash	70,901,963	2,191,787
Term Deposits	47,868,171	38,426,176

	118,770,134	40,617,963

6	Accounts payable and accrued liabilities

	December 31,	December 31,
	2014	2013
	$	$
Current
Accounts Payable	963,995	297,500
Accrued Liabilities	2,323,975	4,031,457
Retention Payable	4,126,266	-

	7,414,236	5,117,410

	December 31,	December 31,
	2014	2013
	$	$

Non-current
Retention Payable	4,570,655	8,896,457

	4,570,655	8,896,457

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

The non-current creditor of $4,570,655 (2013 - $8,896,457) represents the contractual retention from payments to Soil Machine Dynamics to be paid on completion of the contract. These amounts are considered non-current as payment is not due within the next 12 months.

7	Project Partner Contribution

Following the signing of the PNG Equity Agreement between the Company and the State on April 24, 2014, the Company received cash proceeds of $120,000,000 by way of a $7,000,000 non-refundable deposit received on signing and $113,000,000 released from escrow on December 11, 2014 in relation to the agreement to form the joint venture with the State Nominee. The project partner contribution liability is the unearned portion of the purchase price of the State’s initial 15% interest as at December 31, 2014 totalling $70,906,854, with $10,733,912 recorded as a current liability, being 15% of the approved project budget for the next 12 months, with the balance recorded as non-current (Note 12).

8	Income Tax

a)	A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31,	December 31,
	2014	2013
	$	$

Loss before income taxes	(13,750,240)	(22,339.673)
Canadian statutory tax rate	26.00%	25.50%

Income tax recovery based on the above rates	(3,575,062)	(5,696,617)
Increase/(decrease) due to:
Non-deductible expenses and other	9,607,982	4,447,281
Effect of change in Canadian and foreign future tax rates	1,617,512	(812,631)
Tax effect of tax losses and temporary differences not recognized	(7,650,432)	2,061,967
Income tax expense/(recovery)	-	-

b)	The significant components of the Company’s future income tax assets and liabilities are as follows:

	December 31,	December 31,
	2014	2013
	$	$

Future income tax assets
Non-capital losses	33,799,763	32,071,075
Capital losses	2,885,746	3,560,661
Unamortized share issue costs	405,947	710,174
Unrealized foreign exchange losses and other	8,285,783	10,845,992
Mineral properties and property, plant and equipment	35,042,663	40,882,432
Total future income tax assets	80,419,902	88,070,334
Less: Tax benefits not utilised	(80,419,902)	(88,070,334)

Net future income tax assets/(liabilities)	-	-

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

c)	The Company has non-capital loss carry forwards of $124,005,740 that may be available for tax purposes. The loss carry forwards expire as follows:

		Australia,
		Singapore
		and
	Canada	Tonga
	$	$
2018	-	-
2019	-	-
2020	-	-
2021	-	-
2022	-	-
2023	205,855	-
2024	310,062	-
2025	176,095	-
2026	2,301,574	-
2027	4,436,216	-
2028	-	-
2029	5,092,609	-
2030	5,179,193	-
2031	4,851,134	-
2032	1,592,744	-
2033	2,663,714	-
2034	2,836,699	-
Not limited	-	94,359,845
Total non-capital losses	29,645,895	94,359,845

9	Restricted cash

$595,952 (December 31, 2013 - $658,323) has been provided as security for leases, tenements held in Papua New Guinea and Fiji.

10	Exploration and evaluation assets

In 2006, the Company through its 100% owned subsidiary Nautilus Minerals Niugini Ltd acquired a 100% interest in certain PNG subsea exploration licenses by issuing common shares with an estimated historical fair value of $12,213,367 to Barrick Gold Inc., following its acquisition on of Placer Dome.

Following the grant of the mining lease (ML154) for the Solwara 1 deposit on January 13, 2011 the Company determined that an economic benefit is more likely than not to be recovered from the Solwara 1 deposit and, accordingly, has commenced capitalizing exploration and evaluation costs associated with the Solwara 1 deposit.

With the formation of the joint venture between the Company and the State Nominee on December 11, 2014, the agreed amount of $33.1 million (Note 12) was transferred as part of the joint venture assets.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

	December 31,	December 31,
	2014	2013
	$	$

Opening balance	43,448,448	40,778,662

Boat charter and fuel	-	-
Engineering services	735,650	498,168
Environmental consulting	230,302	15,958
Project management and oversight	2,220,764	2,037,129
Geological services and field expenses	32,400	90,380
Mineral property fees	28,371	28,151
Disposal to joint venture (Note 12)	(4,960,117)	-
	(1,712,630)	2,669,786

Closing balance	41,735,818	43,448,448

The disposal of the joint venture of $4,960,117 represents the recovery, under the terms of the PNG Equity Agreement, of 15% of the costs, as defined, previously capitalised to the Solwara 1 project that are attributable to the State Nominee (Note 12).

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claim of title.

11	Property, plant and equipment

	Year ended December 31, 2014

	Opening	Additions	Disposals	Closing Cost	Accum	Closing
	Cost			Balance	Dep’n	Carrying
	Balance					Value
	$	$	$	$	$	$
Leasehold improvements	2,828,884	810	-	2,829,694	(2,315,383)	514,311
Plant and equipment	778,781	7,154	-	785,935	(582,675)	203,260
Office equipment	3,205,369	15,549	-	3,220,918	(2,842,122)	378,796
Motor vehicles	165,562	-	-	165,562	(112,315)	53,247
Land	466,969	-	-	466,969	-	466,969
Subsea equipment under construction (Note 12)	195,745,530	11,150,223	(30,812,875)	176,082,878	-	176,082,878
Total property, plant & equipment	203,191,095	11,173,736	(30,812,875)	183,551,956	(5,852,495)	177,699,461

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

	Year ended December 31, 2013

	Opening	Additions	Disposals	Closing Cost	Accum	Closing
	Cost			Balance	Dep’n	Carrying
	Balance					Value
	$	$	$	$	$	$

Leasehold improvements	2,760,475	68,409	-	2,828,884	(1,415,713)	1,413,171
Plant and equipment	770,807	7,974	-	778,781	(507,510)	271,271
Office equipment	3,197,843	7,526	-	3,205,369	(2,642,385)	562,984
Motor vehicles	165,562	-	-	165,562	(92,428)	73,134
Land	466,969	-	-	466,969	-	466,969
Subsea equipment under construction	166,275,661	29,469,869	-	195,745,530	-	195,745,530
Total property, plant & equipment	173,637,317	29,553,778	-	203,191,095	(4,658,036)	198,533,059

The disposal amount of $30,812,875 relating to the subsea equipment under construction represents the recovery, under the terms of the PNG Equity Agreement , of 15% of the costs, as defined, previously capitalised to the equipment that are attributable to the State Nominee (Note 12).

12	Joint Arrangements

On December 11, 2014, the Company announced that all terms of the PNG Equity Agreement had been met and the unincorporated joint venture between Nautilus and the State Nominee in respect of the Solwara 1 Project was formed. The table below presents the carrying value of the project assets on this date that were transferred on formation of the joint venture.

		Nautilus	State Nominee
	100%	85%	15%

Assets Under Construction	205,419,165	174,606,290	30,812,875
Mineral Properties	33,067,447	28,107,330	4,960,117

	238,486,412	202,713,620	35,772,992

As at 31 December 2014 Nautilus Minerals Inc recognised its share of the joint venture assets as follows

	December 31,	December 31,
	2014	2013
	$	$

Assets Under Construction	176,082,878	-
Mineral Properties	28,381,647	-

	204,464,525	-

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

The payment from the State Nominee of the funds out of escrow of $113,000,000, the non-refundable deposit of $7,000,000 and the pre-existing joint venture contribution of $1,797,081 were applied as follows:

-	Cost recoveries of $30,812,875 for assets under construction and $4,960,117 for mineral properties;
-	Exploration expense recoveries of $12,068,246 and capital charge of $2,740,006 (Note 18), and
-	Project partner contribution of $71,215,837 (Note 7)

13	Compensation of Key Management

Key management includes the company’s directors and members of the Executive Committee that includes the CEO, CFO, VP Projects, VP PNG Operations (employment commenced August 2014), VP Strategic Development & Exploration and VP Corporate Social Responsibility (employment ended August 2014). Compensation awarded to key management included:

	December 31,	December 31,
	2014	2013
	$	$

Salaries and short-term employee benefits	2,470,914	2,050,613
Benefits paid on termination	181,178	-
Stock based compensation	712,786	807,433
Superannuation payments	145,145	130,880

	3,510,023	2,988,926

14	Equity

a)	Common shares issued

Gross proceeds of C$17,600 were received from the exercise of 80,000 share options at a price of C$0.22 per common share during the twelve months ended December 31, 2014. For the twelve months ended December 31, 2013 gross proceeds of C$40,000,000 were raised through the issuance of rights to subscribe for an aggregate of 200,000,000 common shares at a subscription price of C$0.20 per common share.

b)	Loan shares

The Company's share loan plan (the "Loan Plan") was re-approved by the Company's shareholders at the Annual General Meeting in June 2014. The Loan Plan provides for security-based compensation in a manner similar to a stock option plan by enabling participants to acquire an equity interest in the Company using a limited recourse loan provided by a subsidiary of the Company.

The Loan Plan provides for loans to be made to eligible employees who will apply the proceeds toward a subscription for shares. The loans will be made by a subsidiary of the Company and the shares issued by Nautilus will be registered in the name of an administrative agent for the benefit of the applicable employee.

The loans will not bear interest, and the Lender's recourse will be limited to the value of the shares. If the employee elects to sell the shares, the proceeds will be used to repay the loan and any brokerage and other fees, and the employee will be entitled to any remaining balance.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

Employees can only elect to sell the shares if the then-current market price is greater than the subscription price paid for those shares, such that the net proceeds of the sale will equal or exceed the outstanding loan balance in respect the shares being sold.

An employee may, during the term of the loan, elect to repay the loan and become the registered holder of the shares. If an employee ceases to be eligible to participate in the Loan Plan or if the term of the loan expires before the loan is repaid, the administrative agent will return the shares to the Company, and both the loan and the shares will be cancelled.

Outstanding share options

		Weighted
		average
		exercise
	Share options	price
		C$

At January 1, 2013	4,200,000	1.77

Granted	2,250,000	0.22
Expired	(2,375,000)	1.83

At December 31, 2013	4,075,000	0.88

Granted	2,250,000	0.53
Expired	(500,000)	2.91
Forfeited	(800,000)	1.07
Exercised	(80,000)	0.22

At December 31, 2014	4,945,000	0.50

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

Information relating to share options outstanding at December 31, 2014 is as follows:

					Weighted
			Weighted	Weighted	average
			average	average	remaining
			exercise price	exercise price	life of
	Outstanding	Vested stock	of outstanding	of vested	outstanding
Price range	share options	options	options	options	options
C$			C$	C$	(months)

0.00 – 0.99	4,720,000	1,040,000	0.47	0.59	22.4
1.00 – 1.99	225,000	-	1.01	-	15.3

	4,945,000	1,040,000	0.88	0.59	22.1

Outstanding loan shares

		Weighted
		average
		exercise
	Loan shares	price
		C$

At January 1, 2013	3,050,000	1.13

Granted	4,500,000	0.24
Forfeited	(675,000)	1.01

At December 31, 2013	6,875,000	0.56

Granted	5,450,000	0.57
Forfeited	(800,000)	0.53
Expired	(200,000)	2.91

At December 31, 2014	11,325,000	0.52

No loan shares were purchased during the year ended December 31, 2013 or for the year ended December 31, 2014.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

Information relating to loan shares outstanding at December 31, 2014 is as follows:

					Weighted
			Weighted	Weighted	average
			average	average	remaining
	Outstanding		exercise price	exercise price	life of
	share loan	Vested loan	of outstanding	of vested	outstanding
Price range	shares	shares	loan shares	loan shares	loan shares
C$			C$	C$	(months)

0.00 – 0.99	9,650,000	320,000	0.44	0.56	24.6
1.00 – 1.99	1,675,000	-	1.01	-	15.3

	11,325,000	320,000	0.52	0.57	23.2

The fair value of the share options and loan shares granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options	Options
	granted in	granted in
	2014	2013
Expected dividend yield	Nil	Nil
Expected stock price volatility	111.28%	93.76%
Risk-free interest rate	1.13%	1.35%
Expected life of options in years	2.83	3

The weighted average fair value of the options granted was C$0.53 (2013 – C$0.22) .

	Loan shares	Loan shares
	granted in	granted in
	2014	2013
Expected dividend yield	Nil	Nil
Expected stock price volatility	111.28%	93.76%
Risk-free interest rate	1.13%	1.35%
Expected life of loan shares in years	2.83	3

The weighted average fair value of the loan shares granted was C$0.57 (2013 – C$0.24) .

The Black-Scholes pricing models used to price options and loan shares require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

15	Exploration Expenditures

	Year ended December 31,
	2014	2013
	$	$

Boat charter and fuel	-	1,668,130
General and administration	9,590	75,150
Geological services and field expenses	99,653	465,263
Mineral property fees	1,167,213	594,465
Professional services	492,024	293,188
Travel	139,078	215,828
Wages and salaries	1,673,724	1,572,117
Total operating expenses	3,581,282	4,884,141

In accordance with our policy on exploration and evaluation assets, all exploration expenditure incurred for the Solwara 1 project is capitalised to exploration and evaluation assets, with all other exploration expenditure expensed to the Statement of Loss.

In order to maintain the exploration leases, licenses and permits in which the Company is involved, the Company is expected to fulfil the minimum annual expenditure conditions under which the tenements are granted. These obligations may be varied from time to time, subject to approval, and are expected to be fulfilled in the normal course of operations of the Company. The exploration commitments are based on those exploration tenements that have been granted and may increase or decrease depending on whether additional applications are granted, relinquished or form joint ventures in the future. Based on tenements granted at December 31, 2014, total rental commitments are $4.7 million and total expenditure commitments are $41.4 million over the life of the licenses, which in the majority of cases extend to a maximum of two years, with the exception of the CCZ tenements where expenditure commitments extend to 5 years.

16	General and Administration Expenditures

	Year ended December 31,
	2014	2013
	$	$

Office and general	3,024,359	2,919,845
Professional services	1,123,702	2,927,343
Salary and wages	4,722,081	4,897,588
Shareholder related costs	496,497	493,242
Travel	790,068	637,604
Depreciation	1,194,460	1,187,051
Total general and administration expenses	11,351,167	13,062,673

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

17	Security Deposit Expensed

On February 2, 2015, the Company announced that it and MAC had been victims of a cyber attack by an unknown third party. The Company has engaged a cyber security consultant to investigate the cyber-attack that resulted in the Company paying a deposit of $10,000,000 owing to MAC under the vessel charter agreement to a bank account which the Company believed to be MAC’s, but which MAC has advised was not its account. In the circumstances, the Company has agreed to pre-pay US$10,000,000 of the US$18,000,000 charterer's guarantee on the basis that: (i) the remaining US$8,000,000 of the charterer's guarantee will be provided to MAC by the Company on the commencement of the charter of the vessel in accordance with the original contract; and (ii) the parties have agreed to determine how to proceed in relation to the $10,000,000 deposit following the conclusion of the investigations, which may take some months.

Because of the uncertainty relating to the recovery of the deposit, the full amount has been expensed as at December 31, 2014 to the statement of loss. Should the Company be able to recognise any future economic benefit attributable to the payment following the conclusion of the relevant investigations, a credit would be recorded in the statement of loss in the period of recovery.

18	Rent and Other Income

	Year ended December 31,
	2014	2013
	$	$

Other income	837	509,003
Rental income	228,864	75,892
Capital charge	2,740,006	-
Reimbursement of E&E expenditure	12,068,246	-
Total general and administration expenses	15,037,953	584,895

The capital charge and the reimbursement of the E&E expenditure represents items that were included in the purchase price paid by the State Nominee for its’ 15% interest in the Solwara 1 project. The capital charge of $2.7 million was interest payable by the State Nominee under the PNG Equity Agreement in relation to interest accrued on outstanding amounts during the dispute resolution process. The amount of $12.1 million was the State Nominee’s share of the exploration expenditure for the Solwara 1 project prior to the grant of the mining license. The exploration expenditures were expensed by the Company in prior years.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

19	Contingencies and Commitments

a)	Non-cancellable commitments

December 31
2014
$
Non-cancellable operating leases
Not later than 1 year	600,058
Later than 1 year and not later than 2 years	213,804
Later than 2 years and not later than 3 years	105,993
Later than 3 years and not later than 4 years	72,980,072
Later than 4 years and not later than 5 years	72,980,072
Later than 5 years	218,901,450

Total Commitments	365,781,449

The non-cancellable commitments as at December 31, 2014 include the payments to be made under the charter party arrangement with MAC for the PSV with a commencement date no later than January 1, 2018.

b)	Cancellable commitments

In order to maintain the exploration leases, licenses and permits in which the Company is involved, the Company is committed to fulfil the minimum annual expenditure conditions under which the tenements are granted. These obligations may be varied from time to time, subject to approval, and are expected to be fulfilled in the normal course of operations of the Company. The exploration commitments are based on those exploration tenements that have been granted and may increase if applications are granted in the future.

The Company has entered into various contracts for the design and build of the seafloor production system. As at December 31, 2014 , the committed value of the contracts is $36.7 million (equivalent). The committed value of $36.7 million reflects ongoing milestone payments for continuing contracts. The contracts are cancellable by the Company at any time, however, in the event of cancellation, the Company is liable for any costs incurred up to that point, with an estimate of costs for terminated contracts included in the accrued costs at year end. No other penalties or cancellation fees are payable under these contracts.

20	Financial risk management

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, credit risk and liquidity risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company’s financial performance.

Risk management is carried out under policies approved by the board of directors. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investment of excess liquidity.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

a)	Capital Management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issue share capital, contributed surplus and deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2014 the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. The Company has sufficient funds to meet its current operating and exploration and development obligations.

b)	Foreign exchange risk

The Company’s operations are located in several different countries, including Canada, Australia, PNG, Tonga, Solomon Islands, Fiji and New Zealand and require equipment to be purchased from several different countries. Nautilus has entered into key contracts in United States dollars, British pounds sterling and euros. Future profitability could be affected by fluctuations in foreign currencies. The Company has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program but may consider such actions in the future.

Foreign exchange risk is mitigated by the Company maintaining its cash and cash equivalents in a “basket” of currencies that reflect its current and expected cash outflows. As at December 31, 2014 the Company held its cash and cash equivalents in the following currencies:

Currency	% of total cash in
Denomination	US$ terms held
USD	95
GBP	2
CAD	3
100

c)	Credit Risk

The company places its cash and cash equivalents only with banks with an S&P credit rating of A+ or better. Our maximum exposure to credit risk at reporting date is the carrying value of cash and cash equivalents and other receivables.

Nautilus Minerals Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(expressed in US Dollars)

d)	Liquidity Risk

The Company manages liquidity by maintaining adequate cash and short-term investment balances. In addition, the Company regularly monitors and reviews both actual and forecasted cash flows. The exposure of the Company to liquidity risk is considered to be minimal.